UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Angion Biomedica Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)

03476J107
(CUSIP Number)
Jay R. Venkatesan
51 Charles Lindberg Blvd
Uniondale, New York 11553
516-326-1200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 03476J107	13D	Page 2 of 6 Pages

1.	Name of reporting person Jay R. Venkatesan
2.	Check the appropriate box if a member of a group (see instructions) N/A
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
6.	Citizenship or place of organization USA
Number of Shares Beneficially Owned by Each Reporting Person	7.	Sole voting power 2,892,207(1)
	8.	Shared voting power 9,535 (2)
	9.	Sole dispositive power 2,892,207(1)
	10.	Shared dispositive power 9,535 (2)
11.	Aggregate amount beneficially owned by each reporting person 2,901,742 (3)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
13.	Percent of class represented by amount in Row (11) 9.3% (4)
14.	Type of reporting person (see instructions) IN

(1)    Consists of (i) 1,705,679, shares of our common stock held directly by Jay R. Venkatesan, M.D., (ii) 1,186,528 shares of our common stock that may be acquired pursuant to the exercise of stock options and vesting restricted stock units within 60 days of April 25, 2022.
(2)    Consists of 9535 shares held by The Venkatesan Family Trust, of which Dr. Venkatesan is co-trustee.
(3)    See footnotes (1) through (3).
(4)    Based upon 29,958,064 shares of the Issuer’s common shares outstanding as of March 25, 2022 as reported by the Issuer on its Form 10-K filed with the Securities and Exchange Commission on March 30, 2022.

CUSIP NO. 03476J107	13D	Page 3 of 6 Pages

Item 1. Security and Issuer.
This statement on Schedule 13D relates to shares of Common Stock of Angion Biomedica Corp. The principal executive office of Angion Biomedica Corp. is located at 51 Charles Lindbergh Boulevard, Uniondale, NY 11553.
Item 2. Identity and Background.
(a)    The Name of Person Filing is: Jay R. Venkatesan, M.D.

(b)     Business Address of Dr. Venkatesan:

51 Charles Lindbergh Boulevard
Uniondale, NY 11553
(c)    Dr. Venkatesan is the Chief Executive Officer of the Issuer, the principal business office of which is located at: 51 Charles Lindbergh Boulevard, Uniondale, NY 11553.
(d) – (e)    During the last five years, Dr. Venkatesan has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)    Dr. Venkatesan is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.

Acquisition of Shares of the Issuer

The shares of Common Stock held by Dr. Venkatesan were acquired by Dr. Venkatesan with personal funds held by Dr. Venkatesan, and the shares of Common Stock held by The Venkatesan Family Trust were acquired with personal funds contributed by Dr. Venkatesan to The Venkatesan Family Trust.
The shares of Common Stock held by Dr. Venkatesan (including the shares held by The Venkatesan Family Trust) were purchased for the accounts of Dr. Venkatesan and The Venkatesan Family Trust for aggregate consideration of approximately US$ 10,621,108. The source of funds used to acquire the shares of Common Stock was personal funds.

Acquisition of Derivative Securities of the Issuer

The shares of Common Stock which may be acquired by Dr. Venkatesan within 60 days of April 25, 2022 are shares of the Issuer’s Common Stock which may be acquired pursuant to the grant of stock options currently outstanding (the “Options”). The Options were granted in exchange for the services provided by Dr. Venkatesan in his role as Chief Executive Officer of the Issuer.

CUSIP NO. 03476J107	13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction.

The shares of Common Stock and options were acquired for investment purposes.

Neither Dr. Venkatesan nor The Venkatesan Family Trust has any present plans which relate to or would result in any of the actions set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except that Dr. Venkatesan intends to continue to acquire shares of Common Stock upon exercise of stock options and vesting of performance stock units granted to him in his capacity as Chief Executive Officer of the Issuer.
Item 5. Interest in Securities of the Issuer.
(a)    The aggregate number of Common Shares beneficially owned by Jay R. Venkatesan:      2,901,742
Percentage of the outstanding number of Common Shares beneficially owned by Jay R. Venkatesan:    9.3%

(b)    Jay R. Venkatesan has the sole power to vote and invest 2,892,207 shares of Common Stock, and has shared voting and investment power over the 9,535 shares of Common Stock held by The Venkatesan Family Trust. Donna Louzidies, Dr. Venkatesan’s spouse, as co-trustee of The Venkatesan Family Trust also has shared voting and investment power over the 9,535 shares of Common Stock held by The Venkatesan Family Trust.

(c)    No transactions in the shares of Common Stock were effected by Jay R. Venkatesan (or The Venkatesan Family Trust) during the past sixty days or since the most recent filing on Schedule 13G, except that on March 3, 2022, Dr. Venkatesan was granted two stock options to purchase an aggregate of 760,000 shares of the Issuer’s Common Stock in his capacity as Chief Executive Officer of the Issuer.

(d)    No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of shares of Common Stock set forth above.

(e)    Not applicable.

CUSIP NO. 03476J107	13D	Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.
Jay R. Venkatesan is Angion Biomedica Corp.’s President and Chief Executive Officer, and Chairman of its Board of Directors. Except for Dr. Venkatesan and Donna Louzidies, acting as co-trustees for The Venkatesan Family Trust, there are no contracts, arrangements, understandings or relationships among Dr. Venkatesan and other person with respect to any securities of the Issuer, including but not limited to, the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Materials to be Filed as Exhibits.

Not applicable.

CUSIP NO. 03476J107	13D	Page 6 of 6 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: April 27, 2022

Jay R. Venkatesan

By:	/s/ Jay R. Venkatesan
Jay R. Venkatesan